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SEC FILE NUMBER
8-65999

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
NOV 15 2023
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING October 1, 2022 AND ENDING September 30, 2023
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Dynamex Trading, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11 Broadway, Ste. 360
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Clark	415-283-3410	mike.clark@dynamextrading.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

30 South Wacker Drive, Suite 3300	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

9/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Michael Clark, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Dynamex Trading, LLC, as of 9/30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Official Seal
Pawida Rintranukool
Notary Public State of Illinois
My Commission Expires 9/7/2025

Notary Public

Signature:

Title:
Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

Members of Dynamex Trading, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Dynamex Trading, LLC (the Company) as of September 30, 2023, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2007.

Chicago, Illinois
November 1, 2023

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

Dynamex Trading, LLC

Statement of Financial Condition
September 30, 2023

Assets		
Cash	$	220,859
Receivable from clearing broker		2,068,210
Receivable from affiliate		569,551
Transaction fees receivable		567,289
Other assets		54,273
Total assets	$	3,480,182
Liabilities and Members' Equity		
Compensation payable	$	651,286
Accounts payable and accrued expenses		139,456
Total liabilities		790,742
Members' equity		2,689,440
Total liabilities and members' equity	$	3,480,182

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: Dynamex Trading, LLC (the Company), a California limited liability company organized in August 2002, is a majority owned subsidiary of Group One Trading LLC (the Parent). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company provides securities and derivatives execution services to broker-dealers and institutional customers, through a clearing broker.

Significant accounting policies are as follows:

The Company follows generally accepted accounting principles in the United States (GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account pursuant to Accounting Topic 606, Revenue from Contracts with Customers (Topic 606). On trade date, the Company executes the customer's order at an agreed upon price, fulfilling all performance obligations set forth in the agreement, and therefore, recognizes and records transaction fee revenues on a trade-date basis.

Receivables from contracts with customers within the scope of Topic 606 were $671,707 at October 1, 2022 and $567,289 at September 30, 2023. See Note 2.

Measurement of credit losses on financial statements: Transaction fees receivable are within the scope of (ASU) No. 2016-13, *Financial Instruments – Credit Losses (Topic 326) – Measurement of Credit Losses on Financial Instruments.* The Company has determined that Transaction fees receivable have a deminimis risk of loss due to historical collections. Therefore, as of September 30, 2023, the Company has not recorded a credit loss for these financial assets.

Income taxes: The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, the individual members are liable for the federal income taxes on their respective shares of taxable income or loss.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions through September 30, 2023. The Company is generally not subject to examination by United States federal and state tax authorities for the tax years before 2019.

Note 2. Related-Party Transactions

The Company provides securities and derivatives execution services to Group One Trading, L.P. (Group One), an affiliate of the Parent. As of September 30, 2023, included in transaction fees receivable on the statement of financial condition is a receivable from Group One of $107,228, related to these services.

Pursuant to a written agreement, Group One provides the Company office space, certain administrative services and payroll processing. As of September 30, 2023, receivable from affiliate of $569,551 includes prepaid expenses reimbursable to Group One related to payroll, payroll processing and other services.

Note 3. Concentration of Credit Risk

Substantially all of the Company's assets are held at BofA Securities, Inc. (the Clearing Broker). Pursuant to agreement and SEC asset segregation rules, the risk is partially mitigated as the Clearing Broker is required to comply with the rules governing the segregation of customers' funds and securities. In the event of the Clearing Broker's insolvency or in the event it does not fulfill its obligations, the Company may be exposed to risk. The Company does not anticipate non-performance by its customers or its Clearing Broker. In addition, the Company has a policy of reviewing the creditworthiness of the Clearing Broker on a regular basis.

Note 4. Contingencies and Indemnifications

In the normal course of business, the Company may be subject to various claims, litigation, regulatory and arbitration matters. Management is not aware of any such matters as of September 30, 2023.

The Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management of the Company expects the risk of loss to be remote.

The Company has agreed to indemnify its Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. As of September 30, 2023, there were no unsecured amounts owed to the Clearing Broker by its customers.

Note 5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain net capital of $100,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, as these terms are defined. Net capital and aggregate indebtedness change from day to day, but at September 30, 2023, the Company had net capital and net capital requirements of $1,498,327 and $100,000, respectively. The net capital rule may effectively restrict distributions to its members.

The Company operates pursuant to an exemption under SEC Rule 15c3-3(k)(2)(ii). As such, the Company is not required to calculate a reserve requirement and segregate funds for the benefit of customers. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker which carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker.

Note 6. Customer Concentration

For the year ended September 30, 2023, the Company had five major customers. A customer is considered major when the customer represents more than 10% of the total transaction fee revenue for the year ended September 30, 2023 or total transaction fees receivable as of September 30, 2023. Transactions with major customers are as follows:

	Percentage of transaction fee receivable as of September 30, 2023
Customer A	19%
Customer B	2%
Customer C	8%
Customer D	11%
Customer E	10%

Note 7. Subsequent Events

Management of the Company evaluated subsequent events through the date these financial statements were issued for potential recognition and/or disclosure.